UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025

Commission File Number: 001-38104

IMMURON LIMITED

(Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

As previously disclosed, on July 2, 2024, Immuron Limited (the “Company”) entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (“H.C. Wainwright”) with respect to an at-the-market offering program under which the Company may offer and sell, from time to time at its sole discretion, relating to the offering, issuance, and sale of American Depositary Shares (each, an “ADS” and, collectively the “ADSs”) representing the Company’s ordinary shares that may be issued and sold from time to time.

The Company has determined to increase the amount available for sale under the ATM Agreement, up to an additional aggregate offering price of $2,847,954. These sales, if any, will be made pursuant to the terms of the ATM Agreement. The ADSs will be sold and issued pursuant the Company’s shelf Registration Statement on Form F-3 (File No. 333-280667) which was previously declared effective by the Securities and Exchange Commission, and a related prospectus, as supplemented (the “Registration Statement,” and along with the Offering Agreement prospectus dated July 19, 2024 and the accompanying base prospectus dated July 19, 2024, the “Prospectus”).

The Company is simultaneously herewith filing a supplement (“Current Prospectus Supplement”) to supplement and amend, as of October 3, 2025, the Prospectus to increase the maximum aggregate offering price of the Company’s ordinary shares that may be offered, issued and sold under the Prospectus, as supplemented and amended by the Current Prospectus Supplement, pursuant to the ATM Agreement with Wainwright to up to approximately $2,847,954 (which does not include $2,068,866 of securities that were sold pursuant to General Instruction I.B.5 of Form F-3 during the 12-calendar month period that ends on and includes the date hereof).

A copy of the legal opinion as to the legality of the $2,607,382 of securities issuable under the ATM Agreement and covered by the Current Prospectus Supplement is filed as Exhibit 5.1 attached hereto.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement (including any prospectuses forming a part of such Registration Statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit Number	Description
5.1	Opinion of Francis Abourizk Lightowlers
23.1	Consent of Francis Abourizk Lightowlers (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMURON LIMITED

Date: October 3, 2025	By:	/s/ Phillip Hains
Phillip Hains
Company Secretary

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